EXHIBIT 99.1

B Communications Ltd. (the “Company”) (NASDAQ and TASE: BCOM) today announced the results of an Extraordinary General Meeting of Shareholders held on December 15, 2011 at 09:30 a.m. (Israel time) at 2 Dov Friedman Street, Ramat Gan 52503, Israel.  At the meeting, the Company's shareholders approved all of the proposals submitted for shareholder approval, as follows:

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approval of certain amendments to the Company's Articles of Association to reflect recent amendments to the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”) and the Israeli Securities Law, 5728-1968.

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approval of an amended form of indemnification agreement for directors and officers of the Company (including directors and officers who are deemed to be controlling shareholders or relatives of controlling shareholders, within the meaning of the Israeli Companies Law, and directors and officers with respect to whom a controlling shareholder has a personal interest in their receiving an indemnification letter).